Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for January 2022 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for January 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In January 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 19.14% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes increased by 22.53%, regional routes and international routes decreased by 33.69% and 34.07%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 17.34%, of which, passenger traffic for domestic routes increased by 19.11%, regional routes and international routes decreased by 17.98% and 24.31%, respectively, as compared with the same period last year. The passenger load factor was 62.99%, representing a decrease of 0.97 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes decreased by 1.82 percentage points, while that for regional routes and international routes increased by 6.63 percentage points and 6.58 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in January 2022, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 6.22% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 11.75% as compared with the same period last year. The cargo and mail load factor was 54.98%, representing a decrease of 3.45 percentage points as compared with the same period last year.

In January 2022, the Group has newly launched the following major routes: Shenzhen – Kunming – Liuzhou – Kunming – Shenzhen, Urumqi – Hefei – Urumqi, Changsha – Hangzhou – Changchun – Hangzhou – Changsha (each being seven flights a week), Xiamen – Wuhan – Yingkou – Wuhan – Xiamen (being four flights a week), Xiamen – Wuhan – Dalian – Wuhan – Xiamen (being three flights a week).

In January 2022, the Group introduced one A321NEO aircraft, and disposed of two B747F aircrafts. As of the end of January 2022, the Group operated a fleet of 877 aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	5	0	0	5
Airbus 350 Series	0	12	0	12
Airbus 330 Series	4	29	7	40
Airbus 320 Series	103	109	123	335
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	161	72	166	399
EMB190 Series	6	0	0	6
ARJ21	1	11	0	12
Total	292	279	306	877

KEY OPERATING DATA OF JANUARY 2022

Traffic	January 2022			Cumulative 2022
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	10,574.92	12.62	19.11	10,574.92	19.11
Regional	9.73	11.03	-17.98	9.73	-17.98
International	277.38	-22.50	-24.31	277.38	-24.31
Total	10,862.03	11.33	17.34	10,862.03	17.34
RTK (in million)
Domestic	1,053.98	11.44	18.07	1,053.98	18.07
Regional	1.76	-0.70	-21.41	1.76	-21.41
International	532.10	-12.30	-17.51	532.10	-17.51
Total	1,587.83	2.16	3.11	1,587.83	3.11
RTK - Cargo and Mail (in million)
Domestic	125.88	17.28	19.81	125.88	19.81
Regional	0.89	-9.71	-24.20	0.89	-24.20
International	507.49	-11.73	-17.14	507.49	-17.14
Total	634.27	-7.17	-11.75	634.27	-11.75
Passengers carried (in thousand)
Domestic	6,627.44	8.27	10.50	6,627.44	10.50
Regional	10.02	13.39	-13.74	10.02	-13.74
International	41.99	-19.60	-31.85	41.99	-31.85
Total	6,679.44	8.04	10.03	6,679.44	10.03
Cargo and mail carried (in thousand tonnes)
Domestic	74.30	15.07	15.91	74.30	15.91
Regional	0.91	-9.57	-24.57	0.91	-24.57
International	52.75	-11.27	-17.26	52.75	-17.26
Total	127.96	2.35	-0.85	127.96	-0.85

Capacity	January 2022			Cumulative 2022
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16,672.58	16.31	22.53	16,672.58	22.53
Regional	28.11	-5.40	-33.69	28.11	-33.69
International	543.40	-18.36	-34.07	543.40	-34.07
Total	17,244.09	14.73	19.14	17,244.09	19.14
ATK (in million)
Domestic	1,865.01	16.08	22.56	1,865.01	22.56
Regional	3.87	-6.02	-31.43	3.87	-31.43
International	836.67	-8.96	-16.77	836.67	-16.77
Total	2,705.55	6.95	6.83	2,705.55	6.83
ATK - Cargo and Mail (in million)
Domestic	364.48	15.11	22.69	364.48	22.69
Regional	1.34	-7.16	-26.71	1.34	-26.71
International	787.76	-8.30	-15.40	787.76	-15.40
Total	1,153.58	-2.00	-6.22	1,153.58	-6.22

Load Factor	January 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	63.43	-2.08	-1.82	63.43	-1.82
Regional	34.61	5.12	6.63	34.61	6.63
International	51.04	-2.74	6.58	51.04	6.58
Total	62.99	-1.93	-0.97	62.99	-0.97
Cargo and Mail Load Factor
Domestic	34.54	0.64	-0.83	34.54	-0.83
Regional	66.62	-1.87	2.20	66.62	2.20
International	64.42	-2.50	-1.35	64.42	-1.35
Total	54.98	-3.06	-3.45	54.98	-3.45
Overall Load Factor (RTK/ATK)
Domestic	56.51	-2.35	-2.15	56.51	-2.15
Regional	45.32	2.43	5.78	45.32	5.78
International	63.60	-2.42	-0.57	63.60	-0.57
Total	58.69	-2.75	-2.12	58.69	-2.12

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

14 February 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.